Exhibit 3.1

CORRECTED CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF SERIES A-1 CONVERTIBLE PREFERRED STOCK

OF

LIME ENERGY CO.

Lime Energy Co., a Delaware corporation (the “Corporation”), pursuant to Section 103(f) of the General Corporation Law of the State of Delaware (the “DGCL”), certifies that:

FIRST:                   The name of the Corporation is Lime Energy Co.

SECOND:             A Certificate of Designations (the “Certificate”) was filed with the Office of the Secretary of State of the State of Delaware on November 14, 2008 and the Certificate requires correction as permitted by Section 103 of the DGCL.

THIRD:                  The inaccuracy or defect of the Certificate is that the instrument incorrectly listed the number of shares to be designated as Series A-1 Convertible Preferred Stock to be One Million (1,000,000) shares rather the correct number which is Four Hundred Seven Thousand Five Hundred (407,500) shares.

FOURTH:              The Certificate is hereby corrected to read in its entirety as set forth on Exhibit A.

IN WITNESS WHEREOF, Lime Energy Co. has caused this Corrected Certificate of Designations to be signed by its duly authorized officer as of this 21st day of January 2010.

LIME ENERGY CO.

By:	/s/ Jeffrey R. Mistarz
Name: Jeffrey R. Mistarz
Title: Chief Financial Officer

EXHIBIT A

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF SERIES A-1 CONVERTIBLE PREFERRED STOCK

OF

LIME ENERGY CO.

Lime Energy Co. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and pursuant to Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation duly adopted resolutions providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of Four Hundred Seven Thousand Five Hundred (407,500) shares of Series A-1 Convertible Preferred Stock of the Corporation, as follows:

RESOLVED, that pursuant to the authority granted to the Board of Directors of the Corporation by Article Four of the Certificate of Incorporation, the Board of Directors hereby authorizes the issuance of up to Four Hundred Seven Thousand Five Hundred (407,500) shares of Preferred Stock out of the Corporation’s authorized but unissued Preferred Stock, $0.01 par value per share (“Preferred Stock”), such shares to be designated as the Corporation’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred”) and to have the following relative rights, preferences, and limitations.

1.             Definitions.  The following terms when used herein shall, except where the context otherwise requires, have the following meanings, such meanings to be equally applicable to the singular and plural forms thereof:

“Affiliate” means any director or executive officer of the Corporation, any immediate family members (including adult family members) of such director or executive officer, and any other Person who is controlled by such director or executive officer, directly or indirectly through one or more intermediaries.

“Asset Transfer” means a sale, lease or other disposition of all or substantially all of the assets of the Corporation, individually, or of the Corporation and its subsidiaries, on a consolidated basis.

“Business Day” means a day other than Saturday or Sunday, or other day on which commercial banks in Chicago, Illinois are authorized or required by law or executive order to close.

“Common Stock” means the Corporation’s authorized common stock, par value $.0001.

“Control Transfer” means any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, retain or receive on account of their securities of the Corporation less than fifty percent (50%) of the surviving entity’s voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions in which in excess of fifty percent (50%) of the Corporation’s voting power is acquired by a Person or a group of Persons; provided, however, the term “Control Transfer” shall not include any transaction or series of related transactions pursuant to which any Affiliates acquire or dispose of more than fifty percent (50%) of the Corporation’s voting power and in which no non-Affiliates participate.

“Cash Dividend Rate” shall be 9%.

“Junior Stock” shall mean the Common Stock and any other capital stock of the Corporation, other than the Series A-1 Preferred and Senior Stock.

“Liquidation” shall mean any Control Transfer, liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary.

“Liquidation Amount” shall be an amount equal to the Original Issue Price, together with accrued but unpaid dividends thereon.

“Market Price” shall mean the last reported sale price of the Common Stock as reported by the National Associated of Securities Dealers, Inc. Automatic Quotation System, or, if the Common Stock is listed or admitted for trading on another securities exchange, the last reported sales price of the Common Stock on the principal exchange on which the Common Stock is listed or admitted for trading (which shall be for consolidated trading if applicable to such exchange), or if neither so reported or listed or admitted for trading, the last reported bid price of the Common Stock in the over-the-counter market.  In the event that the Market Price cannot be determined as aforesaid, the Board of Directors shall determine the Market Price on the basis of such quotations as it in good faith considers appropriate, in consultation with a nationally recognized investment bank.  The Market Price shall be such price averaged over a period of ten (10) consecutive Business Days ending two (2) days prior to the day as of which “Market Price” is being determined.

“Original Issue Price” of the Series A-1 Preferred shall be $41.00 per share.

“Permitted Distribution” shall mean (i) acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares upon termination of services to the Corporation or in exercise of the Corporation’s right of first refusal upon a proposed transfer, (ii) the acquisition of shares of Junior Stock in exchange for shares of other Junior Stock, or (iii) the acquisition of shares pursuant to the Corporation’s long-term benefit plan or employee stock purchase plan.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization or governmental organization or an agency or political subdivision thereof.

“PIK Dividend Rate” shall be (i) 6% on or prior to March 31, 2009; and (ii) 8% at any time on or after April 1, 2009.

“PIK Dividends” shall mean dividends paid in the form of issuance of additional shares of Series A-1 Preferred, calculated by dividing, for each share of outstanding Series A-1 Preferred, (i) the amount of PIK Dividends accrued at the PIK Dividend Rate by (ii) the Original Issue Price.

“Senior Stock” mean any capital stock of the Corporation ranking on parity with or senior to the Series A-1 Preferred in right of redemption, liquidation preference or dividends, approved by the Board of Directors and otherwise established in accordance with the requirements of Section 3(c) herein.

“Special Majority Approval” means the approval (by vote or written consent, as provided by law) of the holders of at least 2/3 of the then issued and outstanding shares of Series A-1 Preferred, voting separately as a single class.

2.             Dividend Rights.

a.     The holders of Series A-1 Preferred, in preference to the Junior Stock but subject to the preference rights of any Senior Stock, shall receive, but only out of funds that are legally available therefor, cash dividends at the Cash Dividend Rate, and PIK Dividends at the PIK Dividend Rate, in each case calculated per annum on the Original Issue Price, all such dividends payable on each outstanding share of Series A-1 Preferred and accruing from the date of issuance until paid.  Dividends on the Series A-1 Preferred shall accrue and be cumulative, whether or not earned or declared, until paid in accordance with the terms hereof.  Dividends hereunder shall be calculated on the basis of a 360-day year consisting of twelve 30 day months, accruing and payable quarterly, in arrears, on the last day in March, June, September and December of each year (each a “Dividend Payment Date”), commencing on December 31, 2008 until such time as the Series A-1 Preferred is retired in full.  If any Dividend Payment Date occurs on a day that is not a Business Day, any accrued dividends otherwise payable on such Dividend Payment Date shall be paid on the next succeeding Business Day with the same effect as though made on such Dividend Payment Date.

b.     So long as any shares of Series A-1 Preferred shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Junior Stock, nor shall any shares of any Junior Stock be purchased, redeemed, or otherwise acquired for value by the Corporation

(except for Permitted Distributions) unless accrued and unpaid dividends on the Series A-1 Preferred, together with all dividends that may become payable during the six month period following the date of payment on the Junior Stock, shall have been paid or declared and set apart.

c.     All accrued and unpaid dividends on the Series A-1 Preferred shall be declared, due and payable upon the earlier of (i) Liquidation of the Corporation, (ii) repurchase or redemption of such Series A-1 Preferred by the Corporation, (iii) conversion of such Series A-1 Preferred into Common Stock in accordance with Section 6 herein, or (iv) an Asset Transfer.

d.     No fractional shares are to be issued upon the payment of PIK Dividends, but rather the number of shares of Series A-1 Preferred issued upon payment of any PIK Dividend  shall be rounded up to the nearest whole share of Series A-1 Preferred.   Certificates for shares of Series A-1 Preferred representing PIK Dividends shall be delivered at the Company’s expense to the Series A-1 Preferred stockholders within ten (10) Business Days of any Dividend Payment Date.

3.             Voting Rights.

a.     General Rights.  Except as required by law and as otherwise set forth in this Section 3, the Series A-1 Preferred shall be voted along with the shares of the Common Stock of the Corporation and not as a separate class, at any annual or special meeting of stockholders of the Corporation, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis, each holder of shares of Series A-1 Preferred shall be entitled to such number of votes as shall be equal to number of shares of Common Stock into which such holder’s aggregate number of shares of Series A-1 Preferred are convertible (pursuant to Section 6 hereof) assuming for this purpose only that fractional shares may be issued upon any such conversion.  The number of votes for each holder of Series A-1 Preferred shall be determined as of immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

b.     Separate Vote of Preferred Stock.  In addition to any other vote or consent required herein or by law, Special Majority Approval shall be necessary for effecting or validating the following actions (whether by merger, reorganization, consolidation or any other corporate action or series of actions or otherwise):  (i) any amendment, alteration, repeal or waiver of any provision of the Certificate of Incorporation or this Certificate of Designation or filing of any resolution of the Board of Directors with the Secretary of State of Delaware which would alter or change the rights, preferences or privileges of the Series A-1 Preferred or increase the number of authorized shares of Series A-1 Preferred; or (ii) any waiver of the rights of the Series A-1 Preferred to an adjustment of the Series A-1 Preferred Conversion Price under Section 6.

c.     Protective Provisions.  As long as at least thirty-five thousand eight hundred seventy-one  (35,871) shares of Series A-1 Preferred Stock remain outstanding, this Corporation shall not without first obtaining Special Majority Approval, authorize or issue, or obligate itself to issue, whether by merger, consolidation or otherwise, (i) any other equity security, including any other security convertible into or exercisable for any equity security having a preference over, or on a parity with the Series A-1 Preferred Stock, or (ii) any shares of Series A-1 Preferred Stock after the date hereof other than shares issued as PIK Dividends.

4.             Liquidation.

a.     Preference Upon Liquidation.  In the event of any Liquidation, subject to the prior preferences and other rights of any Senior Stock, if any, as to liquidation preferences, the holders of the Series A-1 Preferred then outstanding shall be entitled first as if members of a single class of securities to be paid out of the assets of the Corporation, before any payment shall be made to the holders of the Junior Stock, the Liquidation Amount per outstanding share.

b.     Insufficient Assets.  In the event of any Liquidation, if the assets of the Corporation are insufficient to pay the holders of the shares of Series A-1 Preferred Stock the full amount to which they shall be entitled, the assets available therefor shall be distributed to each holder of the Series A-1 Preferred Stock, pro rata based on the number of shares of Series A-1 Preferred Stock held by each.

c.     Rights of Other Holders.  In the event of any Liquidation, after payment shall have been made to the holders of the Series A-1 Preferred Stock of all preferential amounts to which they are entitled, the holders of shares of Junior Stock shall receive such amounts as to which they are entitled by the terms thereof.

5.             Redemption.

a.     Mandatory Redemption.  The Series A-1 Preferred shall not be subject to mandatory redemption by the Corporation.

b.     Optional Redemption.  At any time, any of the outstanding shares of Series A-1 Preferred may be redeemed, at the option of the Corporation, at a price per share equal to and in the form of cash in an amount equal to the Original Issue Price multiplied by (i) 1.1 if the Redemption Date (as defined below) occurs on or prior to March 31, 2009; (ii) 1.11 if the Redemption Date occurs during the period beginning on April 1, 2009 and ending on June 30, 2009; and (iii) 1.12 if the Redemption Date occurs at any time after July 1, 2009 (the “Redemption Price”).  If the Corporation has chosen to redeem less than all shares of Series A-1 Preferred, the aggregate number of shares being redeemed may be allocated pro rata among the Series A-1 Preferred Holders.

c.     Mechanics of Redemption.  A notice of redemption (“Notice of Redemption”) shall be sent by or on behalf of the Corporation not less than fifteen (15) Business Days nor more than thirty (30) days prior to the date specified for redemption in such notice (the “Redemption Date”), by nationally recognized overnight delivery service for next Business Day delivery, to all affected holders of the Series A-1 Preferred at their last addresses as they shall appear on the books of the Corporation; provided, however, that no failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A-1 Preferred except as to the affected holder to whom the Corporation has failed to give notice or except as to the holder to whom notice was defective.  In addition to any information required by law or by the applicable rules of any exchange upon which the Common Stock may be listed or admitted to trading, such notice shall state: (i) that such redemption is being made pursuant to the optional redemption provisions hereof; (ii) the Redemption Date; (iii) a description of the formula for calculating the Redemption Price and the Redemption Price; (iv) the number of outstanding shares of Series A-1 Preferred Stock are to be redeemed; (v) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; and (vi) that dividends on the shares of Series A-1 Preferred so redeemed will cease to accumulate on the Redemption Date.  Upon the sending of any such Notice of Redemption, the Corporation shall become obligated to effect the redemption specified therein.

d.     If a Notice of Redemption has been mailed in accordance with Section 4(c) above and if all cash necessary for such redemption, including but not limited to payment of accrued but unpaid dividends on the aggregate number of shares being redeemed (computed through the Redemption Date) shall have been set aside by the Corporation on or before the Redemption Date, separate and apart from its other funds in trust for the benefit of the holders of the outstanding shares of Series A-1 Preferred, so as to be, and to continue to be available therefor, together with payment instructions on due and proper presentation by the holders of the Series A-1 Preferred of their shares being redeemed, then dividends on the shares of the Series A-1 Preferred so called for redemption shall cease to accrue or accumulate on the Redemption Date, and such shares shall no longer be deemed to be outstanding and shall not have the status of shares of Series A-1 Preferred on the Redemption Date, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive from the Corporation the Redemption Price) shall cease on the Redemption Date.  Upon surrender, in accordance with such Notice of Redemption, of the certificates for any shares of Series A-1 Preferred so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the Notice shall so state), such shares of Series A-1 Preferred shall be redeemed by the Corporation at the Redemption Price paid in cash.

6.             Conversion Rights.  The holders of the Series A-1 Preferred shall have the following rights with respect to the conversion of the Series A-1 Preferred into shares of Common Stock (the “Conversion Rights”):

a.     Optional Conversion.  Subject to and in compliance with the provisions of this Section 6, any shares of Series A-1 Preferred may, at the option of the holder, be converted at any time after December 31, 2009 into fully-paid and nonassessable shares of Common Stock.  The number of shares of Common Stock to which a holder of Series A-1 Preferred shall be entitled upon conversion shall be the product obtained by multiplying the Series A-1 Preferred Conversion Rate then in effect (determined as provided in Section 6(b)) by the number of shares of Series A-1 Preferred being converted.

b.     Series A-1 Preferred Conversion Rate.  The conversion rate in effect at any time for conversion of the Series A-1 Preferred (the “Series A-1 Preferred Conversion Rate”) shall be the quotient obtained by dividing the Original Issue Price of the Series A-1 Preferred by the Series A-1 Preferred Conversion Price, calculated as provided in Section 6(c).

c.     Conversion Price.  The conversion price for the Series A-1 Preferred shall initially be $4.10 (the “Series A-1 Preferred Conversion Price”).  Such initial Series A-1 Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 6; provided, that under no circumstances shall the Series A-1 Preferred Conversion Price be reduced to a level that is less than the par value of the Common Stock.  All references to the Series A-1 Preferred Conversion Price herein shall mean the Series A-1 Preferred Conversion Price as so adjusted.

d.     Mechanics of Conversion.  Each holder of Series A-1 Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 6 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Series A-1 Preferred, and shall give written notice to the Corporation at such office that such holder elects to convert the same.  Such notice shall state the number of shares of Series A-1 Preferred being converted.  Thereupon, the Corporation shall promptly (but in no event more than ten (10) Business Days after delivery of the notice required by the first sentence of this Section 6(d)) issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A-1 Preferred and in lieu thereof, the Corporation shall pay in cash, at the Common Stock’s Market Price, the value of any fractional shares of Common Stock otherwise issuable to any holder of Series A-1 Preferred as a result of such conversion.  In determining the number of shares of Common Stock and the payment in any, in lieu of fractional shares that a holder of Series A-1 Preferred shall receive, the total number of shares of Series A-1 Preferred surrendered for conversion by such holder shall be aggregated.  Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A-1 Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

e.     Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time or from time to time after the date that the first share of Series A-1 Preferred is issued (the “Original Issue Date”) effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Series A-1 Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased.  Conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Series A-1 Preferred Conversion Price in effect immediately before the combination shall be proportionately increased.  Any adjustment under this

Section 6(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

f.      Adjustment for Common Stock Dividends and Distributions.  If the Corporation at any time or from time to time after the Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series A-1 Preferred Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A-1 Preferred Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

g.     Adjustment for Reclassification, Exchange and Substitution.  If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Series A-1 Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise, and such event does not constitute a Liquidation or Capital Reorganization (as defined in Section 6(h)), then each holder of Series A-1 Preferred shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series A-1 Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

h.     Reorganizations, Mergers or Consolidations.  If at any time or from time to time after the Original Issue Date, there is a reorganization of the Common Stock or the merger or consolidation of the Corporation with or into another corporation or another entity or person, and such reorganization, merger or consolidation does not result in a Liquidation (a “Capital Reorganization”), then as a part of such Capital Reorganization, provision shall be made so that the holders of the Series A-1 Preferred shall thereafter be entitled to receive upon conversion of the Series A-1 Preferred the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such Capital Reorganization, subject to adjustment in respect of such stock or securities by the terms thereof.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 6 with respect to the rights of the holders of Series A-1 Preferred after the Capital Reorganization to the end that the provisions of this Section 6 (including adjustment of the Series A-1 Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the

Series A-1 Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

i.      Certificate of Adjustment.  In each case of an adjustment or readjustment of the Series A-1 Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A-1 Preferred, if the Series A-1 Preferred is then convertible pursuant to this Section 6, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall send such certificate, by nationally recognized overnight delivery service for next Business Day delivery, to each registered holder of Series A-1 Preferred at the holder’s address as shown in the Corporation’s books.  The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Corporation for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series A-1 Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock, and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series A-1 Preferred.

j.      Notices of Record Date.  Upon (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Liquidation, Asset Transfer, Capital Reorganization or any reclassification or recapitalization of the capital stock of the Corporation, (“Capital Transition Event”), the Corporation shall mail to each holder of Series A-1 Preferred at least ten (10) days prior to the record date specified therein (or such shorter period approved by a majority of the outstanding Series A-1 Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Capital Transition Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock and Preferred Stock (or other securities) shall be entitled to exchange their shares of Common Stock and Preferred Stock (or other securities) for securities or other property deliverable upon such Capital Transition Event.

k.     Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A-1 Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A-1 Preferred.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A-1 Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

l.      Notices.  Any notice required by the provisions of this Section 6 shall be in writing and shall be deemed effectively given:  (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next Business Day, or (iii) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt.  All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

m.    Exclusion of Other Rights.  Except as may otherwise be required by law, the shares of Series A-1 Preferred shall not have any voting powers preferences and relative, participating, optional or other special rights, other than those specifically set forth in the resolution and in the Certificate of Incorporation.

n.     Mutilated or Missing Certificates.  If any of the Series A-1 Preferred Stock certificates shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series A-1 Preferred Stock certificate, or in lieu of and substitution for the Series A-1 Preferred Stock certificate lost, stolen, or destroyed, a new Series A-1 Preferred Stock certificate of like tenor and representing an equivalent amount of shares of Series A-1 Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series A-1 Preferred Stock certificate and indemnity, if requested, reasonably satisfactory to the Corporation and the transfer agent (if other than the Corporation), or, in the case of mutilation, upon surrender and cancellation of such mutilated certificate.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its duly authorized officer, this 14th day of November, 2008.

LIME ENERGY CO.

By:	/s/ Jeffrey R. Mistarz
Name: Jeffrey R. Mistarz
Title: Chief Financial Officer